NEWMONT CORPORATION

6900 E Layton Avenue

Denver, CO 80237

NEWCREST FINANCE PTY LIMITED

Level 5, 500 Hay Street

Subiaco, WA 6008, Australia

VIA EDGAR

July 26, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Newmont Corporation and Newcrest Finance Pty Limited Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the filing of the above-referenced Registration Statement relating to the registration by Newmont Corporation (the “Issuer”), Newcrest Finance Pty Limited (the “Co-Issuer” and, together with the Issuer, the “Issuers”), and Newmont USA Limited (the “Guarantor” and, together with the Issuers, the “Registrants”) under the Securities Act of 1933, as amended (the “Securities Act”) of (i) an offer to exchange (the “2026 Notes Exchange Offer”) up to $927,754,000 aggregate principal amount of 5.30% Notes due 2026 (the “2026 Registered Notes”) for any and all of the Issuer’s presently outstanding 5.30% Notes due 2026 (the “2026 Original Notes”), (ii) an offer to exchange (the “2034 Notes Exchange Offer”) up to $1,000,000,000 aggregate principal amount of 5.35% Notes due 2034 (the “2034 Registered Notes”) for any and all of the Issuer’s presently outstanding 5.35% Notes due 2034 (the “2034 Original Notes”), (iii) an offer to exchange (the “2030 Notes Exchange Offer”) up to $623,340,000 aggregate principal amount of 3.250% Notes due 2030 (the “2030 Registered Notes”) for any and all of the Issuer’s presently outstanding 3.250% Notes due 2030 (the “2030 Original Notes”), (iv) an offer to exchange (the “2041 Notes Exchange Offer”) up to $459,939,000 aggregate principal amount of 5.75% Notes due 2041 (the “2041 Registered Notes”) for any and all of the Issuer’s presently outstanding 5.75% Notes due 2041 (the “2041 Original Notes”) and (v) an offer to exchange (the “2050 Notes Exchange Offer” and, together with the 2026 Notes Exchange Offer, the 2034 Notes Exchange Offer, the 2030 Notes Exchange Offer and the 2041 Notes Exchange Offer, the “Exchange Offers”) up to $486,128,000 aggregate principal amount of 4.200% Notes due 2050 (the “2050 Registered Notes” and, together with the 2026 Registered Notes, the 2034 Registered Notes, the 2030 Registered Notes and the 2041 Registered Notes, the “Registered Notes”) for any and all of the Issuer’s presently outstanding 4.200% Notes due 2050 (the “2050 Original Notes” and, together with the 2026 Original Notes, the 2034 Original Notes, the 2030 Original Notes and the 2041 Original Notes, the “Original Notes”). The Original Notes are, and the Registered Notes will initially be, guaranteed on a senior unsecured basis (the “Guarantees”) by the Guarantor.

We hereby confirm to you that the Registrants are registering Exchange Offers in reliance upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman Sterling (July 2, 1993) no-action letters issued by the Staff. Furthermore, we represent to you as follows:

The Registrants have not entered into any arrangement or understanding with any person to distribute any of the Registered Notes to be received in the applicable Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offers is acquiring the applicable Registered Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes to be received in the applicable Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that if the applicable Exchange Offer is being used by a person to participate in a distribution of the applicable Registered Notes to be received in the applicable Exchange Offer that person (i) cannot rely upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter issued by the Staff or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with any secondary resale transaction. The Issuer acknowledges to the Staff that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508 of Regulation S-K, as applicable.

We further represent to you as follows:

The Registrants (i) will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Registered Notes and (ii) will require each person participating in the Exchange Offers to represent that such person is not engaged and does not intend to engage in, and has no arrangement or understanding with any person, to participate in the distribution of the Registered Notes and require each person that is a broker-dealer holding the Original Notes acquired for its own account as a result of market-making activities or other trading activities to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the applicable Registered Notes received in respect of such Original Notes pursuant to the applicable Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the Registration Statement in the amount of $516,180.96 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced Registration Statement, please contact the undersigned at (303) 863-7414 or Elodie Gal of White & Case LLP at (212) 819-8242.

[Signature Page Follows]

Sincerely yours,
Newmont Corporation
By:	/s/ Logan Hennessey
	Name:	Logan Hennessey
	Title:	Vice President, Deputy General Counsel and Corporate Secretary

Newcrest Finance Pty Limited
By:	/s/ Matthew Popham
	Name:	Matthew Popham
	Title:	Director

By:	/s/ Stephen Cole
	Name:	Stephen Cole
	Title:	Director